TAG Oil Files Third Quarter Results

Vancouver, British Columbia – March 2, 2009 – oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAOIF), announces the filing of the Company’s unaudited consolidated interim financial statements and the accompanying management’s discussion and analysis for the period ending December 31, 2008, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial results:

TAG announces that as a result of a one time write-down to the carrying value of the Cheal asset, the Company recorded a net loss of $11,105,656 (9 months: $10,177,208) for the third quarter of the 2009 fiscal year compared to a net loss of $6,596,933 (9 months: $8,182,530) for the comparable period last year. The loss for the quarter relates primarily to an $11.36 million write-down of reserve value for the Cheal oil field after the Company received the results of the interim independent reserves review as previously announced.

During the third quarter of the 2009 fiscal year TAG recorded $728,031 in production revenue which is a decrease from $1.24 million during the same quarter last year, due primarily to lower oil prices. For the nine month period ending December 31, 2008, the Company recorded production revenue of $4.32 million, compared to $2.92 million for the comparable period last year.

During the third quarter, the Cheal oil field (TAG: 30.5%) produced 42,740 (9 months: 124,163) gross barrels of oil; 42,687 (9 months: 135,687) gross barrels were sold, with oil prices averaging $56 per barrel (9 months: $104 per barrel). Royalty and production costs recorded for the quarter averaged $28 per barrel sold (9 months: $35 per barrel sold), resulting in a net back of approximately $28 per barrel (9 months: $69 per barrel). Net back is calculated by subtracting royalties and operating costs from production revenue.

Daily production rates for the quarter averaged 450 barrels of oil per day (gross); and the field continued to produce approximately 450 barrels of oil per day (gross). TAG’s forecast for the field’s gross production going forward remains consistent at approximately 425 barrels of oil per day (gross) over the next quarter.

TAG Oil CEO, Garth Johnson, commented “Although we are disappointed by the one-time write-down in the value of Cheal, the Company’s operations remained profitable for a fourth straight quarter and we have increased our cash balances to over $7 million. We were also pleased to have completed our Cardiff sales transaction, receiving a combination of cash and a 1% royalty on any future production from both permits. ”

About TAG Oil Ltd.
TAG Oil Ltd. has been operating as an international oil and gas production and exploration company since 1992. Currently the Company has holdings in the onshore Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability, and through development and exploration on the Company’s high-graded acreage. TAG remains in a strong financial position, with sufficient working capital to maintain operations and meet all commitments for the foreseeable future.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.